UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Naked Brand Group Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

629839101
(CUSIP Number of Common Stock Underlying Warrants)

Ms. Carole Hochman, CEO
Naked Brand Group Inc.
95 Madison Avenue, 10th Floor
New York, New York 10016
(212) 851-8050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Nanette C. Heide, Esq.
Duane Morris LLP
1540 Broadway
New York, New York 10036-4086
(212) 692-1003

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$6,304,322.89	$732.56

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend and exercise warrants to purchase an aggregate of 54,820,199 shares of common stock (the “Offer to Amend and Exercise”), consisting of outstanding warrants to purchase 54,820,199 shares of the Company’s common stock at an exercise price of $0.15 per share, issued to investors participating in the Company’s private placement financing with respect to which closings occurred on June 10, 2014 and July 8, 2014 and issued to certain lenders in connection with certain Amendment to Promissory Note Agreements (the “Amendment Agreements”) dated April 4, 2014 (the “Original Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $0.115 per share of common stock, which represents the average of the high and low sales price of the common stock on July 2, 2015, as reported by the OTCQB operated by the OTC Markets Group.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11, equals the transaction value multiplied by .0001162.

[X]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: 732.56	Filing Party: Naked Brand Group Inc.
Form or Registration Number: 005-86517	Date Filed: July 7, 2015

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2015 (the “Schedule TO”), pursuant to Rule 13(e)-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to an offer by Naked Brand Group Inc. (the “Company”) to amend outstanding warrants to purchase 54,820,199 shares of the Company’s common stock at an exercise price of $0.15 per share, issued to investors participating in the Company’s private placement financing with respect to which closings occurred on June 10, 2014 and July 8, 2014 and warrants issued to certain lenders in connection with certain Amendment to Promissory Note Agreements dated April 4, 2014.

Pursuant to Rule 12b-15 under the Securities and Exchange Act, as amended, this Amendment No. 1 amends and supplements only the items of the Schedule TO that are being amended and supplemented hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and all exhibits thereto.

This Amendment No. 1 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13(e)-4(c)(4) under the Exchange Act.

Item 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer to Amend and Exercise expired at 9:00 p.m. Pacific time on July 7, 2015. Pursuant to the Offer to Amend and Exercise, an aggregate of 15,217,775 Original Warrants were tendered by their holders and were amended and exercised in connection therewith for gross proceeds to the Company of $1,521,777.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAKED BRAND GROUP INC.

	By:	/s/ Carole Hochman
Name: Carole Hochman
Title: Chief Executive Officer

Date: August 6, 2015